February 3, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

RE:	Registration Statement on Form S-4 (File No. 333-174896)
filed by WireCo WorldGroup Inc. and its Co-Registrants

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WireCo WorldGroup Inc. (the “Issuer”) and each of the co-registrants listed on Annex A hereto (the “Guarantors”, and together with the Issuer, the “Registrants”) hereby request that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective on February 7, 2012 at 2:00 p.m. Eastern Time, or as soon thereafter as practicable.

With respect to the Registrants’ request for acceleration of the effective date of the Registration Statement on Form S-4, please be advised that the Registrants acknowledge that:

(1) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

(2) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey T. Haughey at 816-983-8146 or Steve Carman at 816-983-8153 of Husch Blackwell LLP if you have any questions regarding this request.

Very truly yours, WireCo WorldGroup Inc.

By:	/s/ Ira Glazer
Name:	Ira Glazer

WireCo WorldGroup (Cayman) Inc.

WRCA Distributor (Cayman) Ltd.

WireCo WorldGroup Sales (Cayman) Ltd.

WRCA US Holdings Inc.

WRCA, LLC

1295728 Alberta ULC

Wireline Works Partnership

Casar Drahtseilwerk Saar GmbH

Drumet Drahtseile GmbH

WireCo WorldGroup B.V.

Oliveira Holland B.V.

WRCA Portugal Sociedade Unipessoal LDA

WireCo WorldGroup Portugal Holdings, SGPS, S.A.

Manuel Rodrigues de Oliveira Sá & Filhos, S.A.

Albino, Maia & Santos, Unipessoal, Limitada

Cabos & Lingas – Sociedade Portuguesa de Comércio, Unipessoal, Limitada

WireCo WorldGroup Comercial, Unipessoal, Lda.

WireCo WorldGroup Poland Holdings Sp. z o.o.

Drumet Liny i Druty Sp. z o.o.

Drumet s.r.o.

Drumet CZ, s.r.o.

By:	/s/ Ira Glazer
Name:	Ira Glazer

WRCA Finance (Luxembourg) S.à r.l. WRCA (Luxembourg) Holdings S.à r.l. WRCA (Luxembourg) S.à r.l. WRCA Canadian Holdings (Luxembourg) S.à r.l.

By:	/s/ J. Keith McKinnish
Name:	J. Keith McKinnish

Annex A

Co-Registrants

Jurisdiction of Organization
WireCo WorldGroup (Cayman) Inc.	Cayman Islands

WRCA Distributor (Cayman) Ltd.	Cayman Islands

WireCo WorldGroup Sales (Cayman) Ltd.	Cayman Islands

WRCA Finance (Luxembourg) S.à r.l.	Luxembourg

WRCA (Luxembourg) Holdings S.à r.l.	Luxembourg

WRCA (Luxembourg) S.à r.l.	Luxembourg

WRCA Canadian Holdings (Luxembourg) S.à r.l.	Luxembourg

WRCA US Holdings Inc.	Delaware, USA

WRCA, LLC	Delaware, USA

1295728 Alberta ULC	Canada

Wireline Works Partnership	Canada

Casar Drahtseilwerk Saar GmbH	Germany

DRUMET Drahtseile GmbH	Germany

WireCo WorldGroup B.V.	Netherlands

Oliveira Holland B.V.	Netherlands

WRCA Portugal Sociedade Unipessoal LDA	Portugal

WireCo WorldGroup Portugal Holdings, SGPS, S.A.	Portugal

Manuel Rodrigues de Oliveira Sá & Filhos, S.A.	Portugal

Albino, Maia & Santos, Unipessoal, Limitada	Portugal

Cabos & Lingas – Sociedade Portuguesa de Comércio, Unipessoal, Limitada	Portugal

WireCo WorldGroup Comercial, Unipessoal, Lda.	Portugal

WireCo WorldGroup Poland Holdings Sp. z o.o.	Poland

Drumet Liny i Druty Sp. z o.o.	Poland

Drumet s.r.o.	Slovak Republic

Drumet CZ, s.r.o.	Czech Republic